SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934


                         GOODRICH PETROLEUM CORPORATION
                                (Name of Issuer)

                           COMMON STOCK $.20 PAR VALUE
                         (Title of Class of Securities)

                                   382410 10 8
                                 (CUSIP Number)



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CUSIP No. 382410 10 8

1.   Name of Reporting Persons and IRS or SS Identification Number:
     (a) Walter G. Goodrich
2.   Check the Appropriate Box if a Member of a Group:
     (a) N/A
     (b) N/A
3.   SEC Use Only
4.   Citizenship or Place of Organization:
     (a) United States
     Number of Shares Beneficially Owned by Each Reporting Person with:
5.   Sole Voting Power
     4,838,387
6.   Shared Voting Power
     5,426,828
7.   Sole Dispositive Power
     4,838,387
8.   Shared Dispositive Power
     5,426,828
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     10,265,215*
10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares
     No
11.  Percent of Class Represented by Amount in Row 9
     23.41%
12.  Type of Reporting Person
     IN

* Includes 4,402,152 shares held by HGF Partnership, and includes 1,024,676 shares issuable to HGF Partnership II upon the conversion of 114,874 shares of Series B Preferred Stock. Both partnerships are Louisiana partnerships owned by Henry Goodrich and Walter G. Goodrich. Henry Goodrich is the managing general partner of HGF Partnership and HGF Partnership II, and Walter G. Goodrich holds an indirect general partnership interest in both partnerships. Henry Goodrich exercises sole voting and investment power with respect to the shares held by both partnerships. Includes 382,668 shares issuable upon the conversion of 42,900 shares of Series B Preferred Stock. Also includes 2,201,076 shares currently owned by Goodrich Energy, Inc. and 491,965 shares issuable to Goodrich Energy, Inc. upon the conversion of 55,153 shares of Series B Preferred Stock. Walter G. Goodrich is the sole stockholder of Goodrich Energy, Inc. Also includes 13,320 shares of Common Stock issuable upon to conversion of 4,000 shares of Series A Preferred Stock and vested options to purchase 125,000 shares that are exercisable pursuant to the Company's 1995 Stock Option Plan. Henry Goodrich and Walter G. Goodrich beneficially own an aggregate of 11,011,874 shares, or 25.1% of the outstanding shares of Common Stock deemed to be outstanding.



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CUSIP No. 382410 10 8

1.  Name of Reporting Persons and IRS or SS Identification Number:
    (a) Goodrich Energy, Inc.
2.  Check the Appropriate Box if a Member of a Group:
    (a) N/A
    (b) N/A
3.  SEC Use Only
4.  Citizenship or Place of Organization:
    (a) United States, Louisiana
    Number of Shares Beneficially Owned by Each Reporting Person with:
5.  Sole Voting Power
    2,201,076
6.  Shared Voting Power
    0
7.  Sole Dispositive Power
    2,201,076
8.  Shared Dispositive Power
    0
9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    2,201,076
10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares
    No
11. Percent of Class Represented by Amount in Row 9
    5.26%
12. Type of Reporting Person
    CO




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Item 1(a)   Name of Issuer:
            Goodrich Petroleum Corporation
Item 1(b)   Address of Issuer's principal executive offices:
            5847 San Felipe, Suite 700
            Houston, TX 77057
Item 2(a)   Name of person filing:
            1. Walter G. Goodrich
            2. Goodrich Energy, Inc.
Item 2(b)   Address of principal business office or, if none, residence:
            1. 5847 San Felipe
               Suite 700
               Houston, TX  77057
            3. 333 Texas St.
               Suite 1350
               Shreveport, LA  71101
Item 2(c)   Citizenship:
            1. United States
            2. Incorporated in Louisiana
Item 2(d)   Title of class of securities:
            Common Stock, $.20 par value
Item 2(e)   CUSIP Number:  382410 10 8
Item 3      Not Applicable
Item 4      Ownership:
            (a)  Amount beneficially owned:
                 10,265,215*
            (b)  Percent of class:
                 23.41%
            (c)  Number of shares as to which such person has:
                 (i)   sole power to vote or to direct the vote -
                       4,838,387
                 (ii)  shared power to vote or to direct the vote -
                       5,426,828
                 (iii) sole power to dispose or to direct the disposition of -
                       4,838,387
                 (iv) shared power to dispose or to direct the disposition of - 5,426,828
Item 5-10   Not Applicable

* Includes 4,402,152 shares held by HGF Partnership, and includes 1,024,676 shares issuable to HGF Partnership II upon the conversion of 114,874 shares of Series B Preferred Stock. Both partnerships are Louisiana partnerships owned by Henry Goodrich and Walter G. Goodrich. Henry Goodrich is the managing general partner of HGF Partnership and HGF Partnership II, and Walter G. Goodrich holds an indirect general partnership interest in both partnerships. Henry Goodrich exercises sole voting and investment power with respect to the shares held by both partnerships. Includes 382,668 shares issuable upon the conversion of 42,900 shares of Series B Preferred Stock. Also includes 2,201,076 shares currently owned by Goodrich Energy, Inc. and 491,965 shares issuable to Goodrich Energy, Inc. upon the conversion of 55,153 shares of Series B Preferred Stock. Walter G. Goodrich is the sole stockholder of Goodrich Energy, Inc. Also includes 13,320 shares of Common Stock issuable upon to conversion of 4,000 shares of Series A Preferred Stock and vested options to purchase 125,000 shares that are exercisable pursuant to the Company's 1995 Stock Option Plan. Henry Goodrich and Walter G. Goodrich beneficially own an aggregate of 11,011,874 shares, or 25.1% of the outstanding shares of Common Stock deemed to be outstanding.





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         After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:            February 6, 1998




/s/  Walter G. Goodrich
-----------------------
Walter G. Goodrich


Goodrich Energy, Inc.



By:/s/  Walter G. Goodrich
--------------------------
Name:    Walter G. Goodrich
Title:   President


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